SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayers’ ID
(CNPJ/MF) #00.108.786/0001-65
NIRE # 35.300.177.240
Publicly Held Company
Rua Verbo Divino n° 1.356 – 1° andar, São Paulo-SP

NOTICE OF MATERIAL FACT

Net Serviços de Comunicação S.A. (“Net”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65, under the terms of Instruction 358/02 issued by CVM (Securities and Exchange Commission of Brazil), herein announces to the public the following information received today from its shareholders Globo Comunicações e Participações S.A. (“Globopar”), Distel Holdings S.A. (“Distel”) and Roma Participações Ltda. (“Roma”) (Globopar, Distel and Roma, jointly, “Globo”) e BNDES Participações S.A. (“BNDESPar”).

As provided for in the definitive agreement for the purchase and sale of common shares issued by Net entered into between Globo and BNDESPar resulting from negotiations described in Net’s Notice of Material Fact issued on 09.29.2004, today Globo agreed to exercise its right to unconditionally acquire the totality of 60,138,289 common shares issued by Net and held by BNDESPar, representing 7.26% of Net’s voting capital, at the total price of R$54,725,842.99, representing R$0.91 per common share.

The closing of the purchase and sale by means of price payment by Globo to BNDESPar and the transfer of the referred shares to Globo shall occur until February 1, 2005.

On closing date of the purchase and sale, of common shares, Net’s shareholders’ agreement dated 07.11.2002 shall terminate for all purposes, by means of the execution of a private instrument to terminate the referred agreement. Globo and BNDESPar shall enter into a new shareholders’ agreement of Net, which shall ensure BNDESPar the right to sell its preferred shares through a public offering or private sale, as well as the right to register its preferred shares in public offerings, made by Net. As provided for by the applicable law, a copy of the new shareholders’ agreement shall be made public by Net from the date of its registry.

The purchase and sale of BNDESPar’s common shares by Globo shall be notified to the appropriate governmental authorities.

São Paulo, January 26, 2005.

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.